Exhibit 99.18

RESIGNATION LETTER

February 28, 2024

Board of Directors

US Foods Holding Corp.

9399 W. Higgins Road, Suite 100

Rosemont, IL 60018

Re: Resignation

Ladies and Gentlemen:

I hereby resign from my position as a director of US Foods Holding Corp. (the “Company”) and from any and all committees of the Board of Directors on which I serve, effective as of the date of this letter.

My resignation is not the result of a disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Scott D. Ferguson
Scott D. Ferguson